UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from              to             .

Commission file number: 000-12154

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

RENASANT BANK 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RENASANT CORPORATION

209 Troy Street

Tupelo, MS 38804

RENASANT BANK

401(k) PLAN

FINANCIAL STATEMENTS

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2006 AND 2005

RENASANT BANK

401(k) PLAN

All other schedules are omitted because there is no information to report.

REPORT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

401(k) Oversight Committee

Renasant Bank

Tupelo, Mississippi

We have audited the accompanying statements of net assets available for benefits of The Renasant Bank 401(k) Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years ended December 31, 2006 and 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above of The Renasant Bank 401(k) Plan as of December 31, 2006 and 2005, and for the years then ended present fairly, in all material respects, the net assets available for benefits of The Renasant Bank 401(k) Plan as of December 31, 2006 and 2005, and changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles in the United States of America.

401(k) Oversight Committee

Renasant Bank

Our audits of the Plan’s financial statements as of and for the years ended December 31, 2006 and 2005, were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at the end of the year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements as of December 31, 2006, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/T. E. Lott & Company

Columbus, Mississippi

June 27, 2007

RENASANT BANK 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2006 AND 2005

	2006	2005
Assets:
Investments at fair value (Notes E and F)	$45,755,992	$33,135,269
Participant notes receivable	15,777	21,664

Total investments	45,771,769	33,156,933

Receivables:
Employer contribution	2,842,141	2,613,339
Employee contribution	62,510	—
Dividends	118,880	104,109
Other	—	26,503

Total receivables	3,023,531	2,743,951

Total assets	$48,795,300	$35,900,884

Other liabilities	—	7,158

Total liabilities	—	7,158

Net assets available for benefits	$48,795,300	$35,893,726

The accompanying notes are an integral part of these statements.

RENASANT BANK 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Additions:
Investment income:
Interest	$115,841	$119,612
Dividends	503,493	472,661
Net appreciation (depreciation) in fair value of investments (Notes E and F)	8,961,029	(150,208)

Total investment income	9,580,363	442,065

Contributions:
Employer	2,842,141	2,613,339
Participant deferrals	2,262,607	2,067,695
Rollovers	793,075	749,648

Total contributions	5,897,823	5,430,682

Total additions	15,478,186	5,872,747

Deductions:
Benefits paid to participants	2,570,245	3,114,287
Certain deemed distributions	5,667	–
Other expenses	700	400

Total deductions	2,576,612	3,114,687

Net increase in net assets available for benefits	12,901,574	2,758,060

Net assets available for benefits:
Beginning of year	35,893,726	33,135,666

End of year	$48,795,300	$35,893,726

The accompanying notes are an integral part of these statements.

RENASANT BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

NOTE A – DESCRIPTION OF PLAN

The following brief description of the Renasant Bank 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General: The Plan is a defined contribution plan covering substantially all employees of Renasant Corporation (formerly known as The Peoples Holding Company and referred to herein as the “Company”). Employees who have completed six months of service and are age twenty-one or older are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On December 16, 2004, the board of directors of the Company approved a plan to change the name of the Company from “The Peoples Holding Company” to “Renasant Corporation.” The change of the Company’s name became effective on April 19, 2005. On December 16, 2004, the board of directors of the Company approved a plan to change the name of “The Peoples Bank & Trust Company” to “Renasant Bank” and “The Peoples Insurance Agency” to “Renasant Insurance, Inc.” As such, The Peoples Bank & Trust Company is referred to as Renasant Bank and The Peoples Insurance Agency is referred to as Renasant Insurance, Inc. throughout the remainder of the financial statements.

As of December 31, 2004, amounts held in the money purchase and employee stock ownership plans were transferred to the Plan.

On April 18, 2006, the board of directors of the Company approved a resolution to change the name of the Plan from “The Peoples Bank & Trust Company 401(k) Plan” to “Renasant Bank 401(k) Plan.”

On July 24, 2006, the Company announced a three-for-two stock split in the form of a stock dividend payable on August 28, 2006 to shareholders of record as of August 11, 2006. Share amounts presented for the Company’s common stock for prior periods included herein have been restated to reflect the three-for-two stock split.

Contributions: Each year, participants may contribute up to the applicable IRS limits, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The employer matches 100% of each eligible employee’s salary deferral contribution up to four percent of each employee’s compensation. The Company also contributes 5% of each eligible participant’s total compensation and 5% of compensation in excess of the Social Security wage base. Contributions are subject to certain limitations.

RENASANT BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

NOTE A – DESCRIPTION OF PLAN (Continued)

Participant Accounts: Each participant’s account is credited with the participant’s contribution and allocations of the employer contribution and plan earnings/losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting: Participants are immediately 100% vested in salary deferral contributions and earnings allocated to those accounts. Vesting in matching and nondiscretionary employer contributions is based on a six year graduated schedule.

Payment of Benefits: Upon termination of service with the employer, benefits are paid in a lump-sum distribution, except that amounts allocable to the prior money purchase plan may be paid in the form of annuities. Benefits are recorded when paid.

Participant Notes Receivable: Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their deferral account balance. Loan availability is generally limited to hardship restrictions. Loan terms range from 1 to 5 years unless the loan is for the purchase of a principal residence. The loans are secured by the balance in the participant’s account and bear interest at prime plus one. Principal and interest are paid ratably through payroll deductions.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The Plan’s financial statements are prepared using the accrual basis of accounting, with the exception of the payment of benefits, which are recognized as a reduction in the net assets available for benefits of the Plan as they are disbursed to participants.

Investment Valuation: Quoted market prices are used to value investments. The Company’s common stock is traded on the NASDAQ under the trading symbol “RNST” and is valued using the closing price on the last day of the Plan year. The participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis.

Forfeitures: Forfeitures of non-vested employer match and profit sharing contributions will be used to reduce future employer contributions. There were forfeitures pending in the amount of $60,418 and $44,136 at December 31, 2006 and 2005, respectively. The forfeitures were used to reduce the company contribution.

RENASANT BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Administrative Expenses: The Plan sponsor absorbs all of the administrative expenses of the Plan. Such expenses have historically been comprised of fees of audit, custody and recordkeeping services.

Risks and Uncertainties: The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

NOTE C – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right at any time to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, all employees will become 100% vested in their accounts.

NOTE D – TAX STATUS

The Plan obtained its latest determination letter on July 3, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since that date. The plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

RENASANT BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

NOTE E —   INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan’s net assets as of December 31, 2006 and 2005, were as follows:

	2006	2005
Renasant Corporation Common Stock, 738,943 and 706,464 shares, respectively (738,943 shares participant directed at December 31, 2006; 98,304 shares participant directed; 608,160 shares non-participant directed at December 31, 2005)	$22,633,824	$14,896,971

Federated Total Return Bond K, 508,854.71 and 0.00, respectively	5,363,329	—

Federated Max-Cap Index SS, 105,092.60 and 91,588.05 shares, respectively	2,734,509	2,128,720

During 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $8,961,029 and $(150,208), respectively, as follows:

	2006	2005
Appreciation (depreciation) in fair value:
Employer securities	$6,739,666	$(692,011)
Registered investment companies	2,221,363	529,217
Common stocks	—	12,586

	$8,961,029	$(150,208)

RENASANT BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

NOTE F – NON-PARTICIPANT DIRECTED INVESTMENTS

On July 28, 2006, the Company amended the Plan to allow all investments to become participant directed investments. Information about the significant components of the changes in net assets relating to the non-participant directed investments as of December 31, 2005 was as follows:

2005
Net assets:
Employer securities	$12,824,067
Common stock	3,795,502
Fixed income securities	2,120,883
Contribution receivable	1,595,457
Interest-bearing cash	104,314

$20,440,223

NOTE G – RELATED PARTY TRANSACTIONS

Renasant Corporation sponsors the Plan. Renasant Corporation common stock is one of the investment options in the Plan. Renasant Bank is the trustee of the Plan. Federated Investors, Inc., and related subsidiaries act as custodian and a clearing house for the Plan, as well as investment advisor for certain of the Plan’s investments.

SUPPLEMENTAL SCHEDULE

RENASANT BANK 401(k) PLAN

EIN 64-0220550        PLAN 004

SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2006

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
*	American	Registered Investment Co. EuroPacific Growth R-3	**	$2,209,869

*	Baron	Registered Investment Co. Baron Growth Fund	**	822,280

*	Davis	Registered Investment Co. Davis New York Venture R	**	2,037,280

*	Federated	Registered Investment Co. Federated Mortgage SS	**	175,963

*	Federated	Registered Investment Co. Federated Max Cap Index SS	**	2,734,509

*	Federated	Registered Investment Co. Federated Stock Trust Fund	**	1,328,138

*	Federated	Registered Investment Co. Total Return Government Bond SS	**	459,690

*	Federated	Registered Investment Co. Federated Total Return Bond SS	**	408,270

*	Federated	Registered Investment Co. Federated Total Return Bond K	**	5,363,329

*	Federated	Registered Investment Co. Federated Intl Small Company A	**	1,465,638

*	Federated	Registered Investment Co. Federated Kaufmann A	**	436,247

*	Federated	Registered Investment Co. Federated Kaufmann K	**	1,348,674

*	Federated	Registered Investment Co. Federated Prime Obligations SS	**	837,353

*	Janus	Registered Investment Co. Janus Adviser Forty Fund	**	1,253,073

RENASANT BANK 401(k) PLAN

EIN 64-0220550        PLAN 004

SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2006

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
*	Lord Abbett	Registered Investment Co. Lord Abbett Mid-Cap Value A	**	$447,225

*	MFS	Registered Investment Co. MFS International Value A Fund	**	37,418

*	Robertson Stephens	Registered Investment Co. Robertson Stephens Investment Trust Partners Fund	**	1,499,027

*	Touchstone	Registered Investment Co. Touchstone Diversified Small Cap Value Fund	**	257,419

*	Renasant Corporation	Interest Bearing Cash	**	766

*	Renasant Corporation	Renasant Corporation Common Stock	**	22,633,824

*	Participant Loans	Range of interest rates from 5% to 10%	**	15,777

			**	$45,771,769

*	Denotes party-in-interest
**	Cost information has been omitted for participant directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

RENASANT BANK 401(K) PLAN

Date: June 27, 2007	/s/ Hollis Ray Smith
Hollis Ray Smith
Executive Vice President
Human Resources Department